EXHIBIT 99

FINANCIAL STATEMENTS

Canyon Fuel Company, LLC
Years Ended December 31, 2003, 2002 and 2001

Canyon Fuel Company, LLC

Financial Statements

Years Ended December 31, 2003, 2002 and 2001

Report of Independent Auditors

The Members of Canyon Fuel Company, LLC

We have audited the accompanying balance sheets of Canyon Fuel Company, LLC (a Delaware limited liability company) (the Company) as of December 31, 2003 and 2002, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for asset retirement obligations effective January 1, 2003.

/s/ Ernst & Young LLP

St. Louis, Missouri
January 23, 2004

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Canyon Fuel Company, LLC

Statements of Operations
(In Thousands)

	YEAR ENDED DECEMBER 31
	2003	2002	2001
Revenues	$242,060	$250,325	$301,909
Costs and expenses:
Cost of coal sales	212,818	235,030	241,087
Amortization of coal supply agreements	2,243	4,110	17,113
Fees to members	8,541	10,321	8,950
Write-down of impaired assets	—	—	10,134

	223,602	249,461	277,284

Income from operations	18,458	864	24,625
Interest income, net:
Interest expense	(1)	(1)	—
Interest income	246	137	1,401

	245	136	1,401

Income before cumulative effect of accounting change	18,703	1,000	26,026
Cumulative effect of accounting change	(2,446)	—	—

Net income	$16,257	$1,000	$26,026

The accompanying notes are an integral part of the financial statements.

2

Canyon Fuel Company, LLC

Balance Sheets
(In Thousands)

	DECEMBER 31
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$149	$84
Trade receivables	13,509	23,670
Other receivables	5,453	7,466
Inventories	25,421	27,428
Other	7,128	5,717

Total current assets	51,660	64,365
Plant and equipment, net	75,011	89,796
Deferred mine development, net	41,891	31,759
Mineral lease rights, net	192,870	203,564
Other assets:
Prepaid royalties	14,360	19,168
Coal supply agreements	—	2,243
Other	645	—

Total other assets	15,005	21,411

Total assets	$376,437	$410,895

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$21,173	$23,578
Accrued expenses	4,519	6,643

Total current liabilities	25,692	30,221
Accrued postretirement benefits other than pension	8,430	8,237
Asset retirement obligations	10,583	4,851
Accrued workers’ compensation	5,807	5,636
Other noncurrent liabilities	5,472	6,411

Total liabilities	55,984	55,356
Members’ equity	320,453	355,539

Total liabilities and members’ equity	$376,437	$410,895

The accompanying notes are an integral part of the financial statements.

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Canyon Fuel Company, LLC

Statements of Members’ Equity
(In Thousands)

Years Ended December 31, 2003, 2002 and 2001

		ITOCHU
	ARCH WESTERN	COAL
	RESOURCES,	INTERNATIONAL
	LLC	INC.	TOTAL
Members’ equity, January 1, 2001	$275,469	$148,328	$423,797
Comprehensive income:
Net income	16,917	9,109	26,026
Minimum pension liability adjustment	(2,043)	(1,100)	(3,143)

Total comprehensive income	14,874	8,009	22,883
Contributions	18,200	9,800	28,000
Distributions	(60,419)	(32,534)	(92,953)

Members’ equity, December 31, 2001	248,124	133,603	381,727
Comprehensive income:
Net income	650	350	1,000
Minimum pension liability adjustment	(551)	(296)	(847)

Total comprehensive income	99	54	153
Contributions	23,400	12,600	36,000
Distributions	(40,522)	(21,819)	(62,341)

Members’ equity, December 31, 2002	231,101	124,438	355,539
Comprehensive income:
Net income	10,567	5,690	16,257
Minimum pension liability adjustment	606	326	932

Total comprehensive income	11,173	6,016	17,189
Contributions	18,850	10,150	29,000
Distributions	(52,829)	(28,446)	(81,275)

Members’ equity, December 31, 2003	$208,295	$112,158	$320,453

The accompanying notes are an integral part of the financial statements.

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Canyon Fuel Company, LLC

Statements of Cash Flows
(In Thousands)

	YEAR ENDED DECEMBER 31
	2003	2002	2001
OPERATING ACTIVITIES
Net income	$16,257	$1,000	$26,026
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	41,902	45,993	66,383
Prepaid royalties expensed	5,213	5,434	5,884
Accretion on asset retirement obligations	904	—	—
Net (gain) loss on disposition of assets	(491)	148	(12)
Write-down of impaired assets	—	—	10,134
Cumulative effect of accounting change	2,446	—	—
Changes in operating assets and liabilities (see note 10)	9,877	9,526	(6,855)
Other	(2,065)	(2,506)	(620)

Cash provided by operating activities	74,043	59,595	100,940
INVESTING ACTIVITIES
Capital expenditures	(21,843)	(33,496)	(31,593)
Proceeds from dispositions of capital assets	545	174	12
Additions to prepaid royalties	(405)	(2,463)	(1,805)

Cash used in investing activities	(21,703)	(35,785)	(33,386)
FINANCING ACTIVITIES
Members’ contributions	29,000	36,000	28,000
Cash distributions to members	(81,275)	(62,341)	(92,953)

Cash used in financing activities	(52,275)	(26,341)	(64,953)

Increase (decrease) in cash and cash equivalents	65	(2,531)	2,601
Cash and cash equivalents, beginning of year	84	2,615	14

Cash and cash equivalents, end of year	$149	$84	$2,615

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$1	$1	$10

The accompanying notes are an integral part of the financial statements.

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Canyon Fuel Company, LLC

Notes to Financial Statements

December 31, 2003

1. THE COMPANY

Canyon Fuel Company, LLC (the Company) is a joint venture between Arch Western Resources, LLC (Arch Western) (65% ownership) and ITOCHU Coal International Inc. (ITOCHU) (35% ownership). The owners of the Company are referred to herein as the “Members.”

The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies in the United States. Net profits and losses and distributions of the Company’s earnings are allocated to the Members based on their respective ownership percentage.

During 2003, the Company announced that its Skyline mine is scheduled to be idled by June 30, 2004. The Skyline mine produced 2.8 million tons of coal and incurred an operating loss of $0.8 million. The Company anticipates increasing production from its other two mines to make up a portion of the scheduled production decrease associated with the idling.

2. ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

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2. ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories consist of the following:

	DECEMBER 31
	2003	2002
	(In Thousands)
Coal	$16,310	$18,342
Supplies, net of allowance	9,111	9,086

	$25,421	$27,428

Coal inventory is valued using the first-in, first-out (FIFO) cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $302 thousand at December 31, 2003 and $35 thousand at December 31, 2002.

COAL ACQUISITION COSTS AND PREPAID ROYALTIES

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs as the Company mines on the property. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

COAL SUPPLY AGREEMENTS

Acquisition costs related to coal supply agreements are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $27.4 million and $25.2 million at December 31, 2003 and 2002, respectively.

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2. ACCOUNTING POLICIES (CONTINUED)

EXPLORATION COSTS

Costs related to locating coal deposits and determining the economic feasibility of mining such deposits are expensed as incurred.

PLANT AND EQUIPMENT

Additions to plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Plant and equipment are depreciated on the straight-line method over the expected lives of the assets, which range from 3 to 19 years. Fully depreciated assets are retained in plant and equipment and accumulated depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

Accumulated depreciation for plant and equipment was $186.5 million and $168.5 million at December 31, 2003 and 2002, respectively.

DEFERRED MINE DEVELOPMENT

Mine development costs are capitalized and amortized on the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Additionally, the asset retirement obligation asset has been recorded as a component of deferred mine development. Proceeds from the sale of coal mined as a by-product of development activities are not included in coal sales but are accounted for as a reduction of the amount capitalized. Accumulated amortization for deferred development was $23.3 million and $13.7 million at December 31, 2003 and 2002, respectively.

ASSET IMPAIRMENT

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. As described in Note 3, the Company wrote off the value of its investment in LAXT during 2001.

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2. ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CHANGES

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards (FAS) No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the carrying amount of the related long-lived asset and allocated to expense over the useful life of the asset. Previously, the Company accrued for the expected costs of these obligations over the estimated useful mining life of the property. See additional discussion in Note 4, “Asset Retirement Obligations.”

ACCRUED WORKERS’ COMPENSATION COSTS

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under state statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees’ applicable years of service. In addition, the Company is liable for traumatic injuries which are accrued as injuries are incurred.

REVENUE RECOGNITION

The Company derives substantially all of its revenues from sales of coal. Coal sales revenues include sales to customers of coal produced at Company operations (except for coal that is produced as the by-product of development activities) and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales are recognized as performed or otherwise earned.

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2. ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The financial statements do not include a provision for income taxes, as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members’ separate income tax returns.

COMPREHENSIVE INCOME

The Company reports comprehensive income in its statements of members’ equity. Comprehensive income represents changes in Members’ equity from non-owner sources. For the years ended December 31, 2003 and 2002, minimum pension liability adjustments were the only item of other comprehensive income.

	YEAR ENDED DECEMBER 31
	2003	2002
	(In Thousands)
Net income (as reported)	$16,257	$1,000
Minimum pension liability adjustment	932	(847)

Total comprehensive income	$17,189	$153

RECLASSIFICATIONS

Certain amounts in the prior years’ financial statements have been reclassified to conform with the classifications in the current year’s financial statements with no effect on previously reported net income or members’ equity.

3. NON-RECURRING INCOME AND EXPENSES

During the fourth quarter of 2003, the Board of Directors of Arch Coal, Inc. (the parent of Arch Western) approved awards under a four-year performance unit plan that began in 2000. Certain members of the Company’s management were participants in the plan. Amounts accrued by the Company for the plan totaled $1.7 million in 2003 and $0.2 million in 2001.

During 2002, the Company was notified by the Bureau of Land Management that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The retroactive portion of the refund totaled $1.7 million and has been recognized in 2002 as a reduction in cost of coal sales in the statement of operations.

The Company owns an approximate 9% interest in LAXT which the Company has included in property, plant and equipment. LAXT began operations in 1997 and has experienced operating losses and negative cash flows since its inception, principally due to weak demand for U.S. coal exports to the Pacific Rim countries. During 2001, due to continuing weakness in the export coal market, LAXT’s financial condition was not going to allow it to make its Minimum Annual Guarantee Rental Payment owed to the Port of Los Angeles, and several significant owners of LAXT indicated an unwillingness to provide additional funding to LAXT. The Company believed these events represented indicators of impairment under the provisions of FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Based on this, the Company determined that assets with a carrying value of $10.1 million did not have any future value to the Company and therefore were written off. In addition, the Company had a $2.3 million note receivable from LAXT which it no longer expected to realize and wrote off during 2001.

During 2001, the Company received notification that contested property tax valuations from 1998 and 1999 were settled in the Company’s favor. The Company recognized $4.5 million of income in 2001, which is the amount refunded by the State of Utah to the Company. In addition, the Internal Revenue Service issued a notice during 2000 outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice is a result of a 1998 Federal District Court decision that found such taxes to be unconstitutional. As a result of processing these claims during 2001, the Company recorded $2.2 million of income related to these excise tax recoveries.

4. ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company’s mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at deep mines and reclaiming refuse areas and slurry ponds. Reclamation activities that are an integral part of the Company’s normal mining process are considered a cost of producing coal and are expensed as incurred. Reclamation activities that are performed outside of the normal mining process are accounted for as asset retirement obligations. Reclamation activities accounted for as asset retirement obligations primarily consist of those performed at the end of a mine’s life in conjunction with the closure of the mine.

The Company records its asset retirement obligations at the time that they are incurred or acquired. Obligations are incurred at the time that development of a mine commences for deep and surface mines and at the time that construction begins for support facilities, refuse areas and slurry ponds. The liability is determined using discounted cash flow techniques and is accreted to its then present value each period. Accretion on the asset retirement obligation begins at the time the liability is incurred. Amortization of the related asset is recorded on a units-of-production basis over the mine’s estimated recoverable reserves.

The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of costs and productivities. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.

Effective January 1, 2003, the Company began accounting for its reclamation obligations in accordance with FAS 143. The cumulative effect of this change on periods prior to January 1, 2003 resulted in a charge to income of $2.4 million which is included in the Company’s results of operations for the year ended December 31, 2003. In addition, the net income of the Company, excluding the cumulative effect of accounting change, for the year ended December 31, 2003 is $0.5 million less than it would have been if the Company had continued to account for these obligations under its old method. The

4. ASSET RETIREMENT OBLIGATIONS (CONTINUED)

unaudited pro forma amounts below reflect the retroactive application of FAS 143 as if the Company had adopted the standard on January 1, 2001 and the corresponding elimination of the cumulative effect of accounting change:

	YEAR ENDED DECEMBER 31
	2003	2002	2001
	(In thousands)
As reported net income	$16,257	$1,000	$26,026
Pro forma net income (loss)	18,703	652	25,512

If the Company had accounted for its asset retirement obligations in accordance with FAS 143 for all periods presented, the asset retirement obligation liability (including amounts classified as current) would have been $9.8 million and $9.0 million at December 31, 2002 and January 1, 2002, respectively.

The following table describes the changes to the Company’s asset retirement obligation for the year ended December 31, 2003 (in thousands):

Balance at December 31, 2002 (including current portion)	$4,851
Impact of adoption	4,968
Accretion expense	904
Additions resulting from property additions	—
Adjustments to the liability from annual recosting	—
Liabilities settled	(140)

Balance at December 31, 2003	10,583
Current portion included in accrued expenses	—

Long-term liability	$10,583

5. ACCRUED EXPENSES

Accrued expenses included in current liabilities consist of the following:

	DECEMBER 31
	2003	2002
	(In Thousands)
Payroll and related benefits	$1,546	$1,486
Pension	—	866
Postretirement benefits other than pension	271	147
Taxes other than income taxes	858	988
Workers’ compensation	327	551
Other accrued expenses	1,517	2,605

	$4,519	$6,643

6. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Essentially all of the Company’s employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee’s compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company’s current policy is to fund the cost of postretirement medical and life insurance benefits as they are paid.

The Company uses a December 31 measurement date for its pension and postretirement benefit plans.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Summaries of the changes in the benefit obligation and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS
	2003	2002	2003	2002
	(In Thousands)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1	$16,470	$14,070	$6,794	$5,479
Service cost	2,003	2,170	508	471
Interest cost	821	1,005	446	415
Benefits paid	(272)	(425)	(271)	(146)
Plan amendments	—	—	—	—
Transfer to Arch Coal Pension Plan	(4,038)	—	—	—
Other — primarily actuarial (gain) loss	338	(350)	265	575

Benefit obligations at December 31	$15,322	$16,470	$7,742	$6,794

CHANGE IN PLAN ASSETS
Value of plan assets at January 1	$10,648	$7,868	$—	$—
Actual return on plan assets (loss)	2,091	(995)	—	—
Employer contributions	3,966	4,200	271	146
Benefits paid	(272)	(425)	(271)	(146)
Transfer to Arch Coal Pension Plan	(4,038)	—	—	—

Value of plan assets at December 31	$12,395	$10,648	$—	$—

NET AMOUNT RECOGNIZED
Funded status of the plans	$(2,927)	$(5,822)	$(7,742)	$(6,794)
Unrecognized actuarial (gain) loss	3,844	5,267	(173)	(615)
Unrecognized prior service cost	(272)	(311)	(786)	(975)

Prepaid (accrued) benefit cost	$645	$(866)	$(8,701)	$(8,384)

BALANCE SHEET AMOUNTS
Accrued benefit liabilities	$(2,235)	$(4,856)	$(8,701)	$(8,384)
Minimum pension liability adjustment
(accumulated other comprehensive income)	2,880	3,990	—	—

Net asset (liability) recognized	645	(866)	(8,701)	(8,384)
Less current portion	—	866	271	147

Long-term asset (liability)	$645	$—	$(8,430)	$(8,237)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

PENSION BENEFITS

The accumulated benefit obligation for the pension plan was $14.6 million and $15.5 million at December 31, 2003 and 2002, respectively.

Transfers to the Arch Coal Pension Plan represent transfers of the benefit obligation (as actuarially determined) and related plan assets for employees who were transferred from the Company to Arch Coal.

OTHER POSTRETIREMENT BENEFITS

Demographic and assumption changes in other postretirement benefits resulted in the $265 thousand loss in 2003 and a $575 thousand loss in 2002.

COMPONENTS OF NET PERIODIC BENEFIT COST

The following table details the components of pension and other postretirement benefit costs:

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS
	YEAR ENDED DECEMBER 31			YEAR ENDED DECEMBER 31
	2003	2002	2001	2003	2002	2001
	(In Thousands)
Service cost	$2,003	$2,170	$1,951	$508	$471	$316
Interest cost	821	1,005	810	446	415	393
Expected return on plan assets*	(948)	(899)	(660)	—	—	—
Other amortization and deferral	579	672	642	(366)	(437)	(548)

	$2,455	$2,948	$2,743	$588	$449	$161

*	The Company does not fund its other postretirement liabilities.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

ASSUMPTIONS

The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31:

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS
	2003	2002	2003	2002
Weighted average assumptions:
Discount rate	6.50%	7.00%	6.50%	7.00%
Rate of compensation increase	3.75%	4.25%	N/A	N/A

The following table provides the assumptions used to determine net periodic benefit cost for the years ended December 31:

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS
	2003	2002	2001	2003	2002	2001
Weighted average assumptions:
Discount rate	7.00%	7.50%	7.75%	7.00%	7.50%	7.75%
Rate of compensation increase	4.25%	4.50%	4.75%	N/A	N/A	N/A
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A

The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of its return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company’s Pension Committee. The risk assessment provides a link between a pension’s risk capacity, management’s willingness to accept investment risk and the asset allocation process, which ultimately leads to the return generated by the invested assets.

For the determination of net periodic benefit cost in 2004, the Company will utilize an expected rate of return on plan assets of 8.50%.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

The following table provides information regarding the assumed health care cost trend rates at December 31:

	2003	2002
Health care cost trend rate assumed for next year	8.00%	7.50%
Ultimate trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2008

The health care cost trend rate assumption can have a significant effect on the amounts reported. However, as the employer contribution cap was reached, the impact of health care cost trend rate changes is not material.

PLAN ASSETS

The Company’s pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	PLAN ASSETS AT DECEMBER 31
	2003	2002
Equity securities	69%	57%
Debt securities	28%	37%
Cash and equivalents	3%	6%

Total	100%	100%

The pension plan’s investment targets are 65% equity, 30% fixed income securities and 5% cash. The actual asset allocation is reviewed in light of these targets on a periodic basis and rebalanced as necessary. Investment managers are evaluated in comparison to the performance of specified benchmarks and peers and are monitored to ensure adherence to their stated investment style and to the plan’s investment guidelines.

CASH FLOWS

The Company expects to contribute approximately $3.3 million to its pension plan in 2004.

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

IMPACT OF MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003

On December 8, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree heath care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On January 12, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-1 (FSP FAS 106-1), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The Company has elected to defer accounting for the Act until 2004, and as such, measures of the plan’s accumulated postretirement benefit obligation and net periodic postretirement benefit cost in these financial statements and accompanying notes do not reflect the effects of the Act. At this time, the FASB has not issued specific authoritative guidance on the accounting for the effects of the Act. When such guidance is issued, the Company may be required to change the information reported in these financial statements.

OTHER PLANS

The Company sponsors a 401(k) savings plan which was established to assist eligible employees in providing for their future retirement needs. The savings plan matches a certain percentage of employee contributions. The Company’s contribution to the savings plan was $1.5 million in 2003 and $1.6 million in 2002.

7. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer’s financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

7. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS (CONTINUED)

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. Intermountain Power Agency accounted for approximately 31%, 29% and 36% of coal sales in 2003, 2002 and 2001, respectively. This same customer accounted for 24% and 20% of accounts receivable at December 31, 2003 and 2002, respectively. Pacificorp accounted for approximately 17%, 15% and 8% of coal sales in 2003, 2002 and 2001, respectively, and 27% and 26% of accounts receivable at December 31, 2003 and 2002, respectively. Sierra Pacific accounted for approximately 23%, 24% and 20% of coal sales in 2003, 2002 and 2001, respectively. There were no export sales in 2003. During 2002 and 2001, 7% and 13% of coal sales, respectively, were export sales to Japanese customers.

8. RELATED PARTY TRANSACTIONS

As described in Note 1, 65% of the Company is owned by Arch Western. Arch Western acts as the Company’s managing Member. The Company pays administration and production fees to Arch Western for managing the Company’s operations. In addition, the Company pays certain additional management fees to ITOCHU, its 35% owner. These fees to Members were $8.5 million, $10.3 million and $8.9 million in 2003, 2002 and 2001, respectively. The Company has a payable balance to its Members of $6.5 million and $6.4 million at December 31, 2003 and 2002, respectively.

9. COMMITMENTS AND CONTINGENCIES

In October 2002, the Company entered into a long-term operating lease for longwall equipment to be used at its Dugout mine. The lease contains options that would allow the Company to purchase the longwall at amounts approximating fair market value. Assuming the Company does not exercise these options, the lease will terminate on October 1, 2009. Rental expense was $3.8 million in 2003, $1.5 million in 2002 and $0.6 million in 2001, respectively.

The Company has entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. In May 2001, the Company was the successful bidder in a state auction of certain mining rights in the 2,560-acre Dugout tract in Carbon County, Utah. The Company’s lease bid amounted to $1.0 million for the tract, of which $100 thousand was paid in each of the years 2003, 2002 and 2001, respectively. The Company will make payments of $100 thousand in

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

2004 and $120 thousand in each of the years 2005 through 2009. The tract contains approximately 6 million tons of demonstrated coal reserves and is contiguous to the Company’s Dugout mine. In May 1999, the Company was the successful bidder in a federal auction of certain mining rights in the 7,172-acre Pines tract in Sevier and Emery Counties in Utah. The Company’s lease bonus bid amounted to $16.9 million for the tract, of which the last $3.3 million was paid in 2003. Payments of $3.4 million were paid in each of the years 2002, 2001, 2000 and 1999, respectively. The tract contains approximately 48 million tons of demonstrated coal reserves and is contiguous with the Company’s Sufco mine. Geological surveys indicate that there are sufficient reserves relative to these properties to permit recovery of the Company’s investment. Minimum payments due in future years under lease agreements (including the Dugout tract lease) are $3.4 million in 2004, $3.0 million in 2005, $2.9 million in 2006, $3.1 million in 2007, $3.1 million in 2008 and $6.0 million thereafter.

The Company is the subject of or party to a number of pending or threatened legal actions. On the basis of management’s best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits are not expected to have a material adverse effect on the Company’s operations, financial position or cash flows.

The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

10. CASH FLOW

The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:

	2003	2002	2001
	(In Thousands)
Decrease (increase) in operating assets:
Receivables	$12,175	$14,330	$(1,734)
Inventories	2,007	(5,898)	(1,139)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	(4,529)	691	(3,605)
Accrued postretirement benefits other than pension	193	515	(497)
Asset retirement obligations	(140)	604	598
Accrued workers’ compensation	171	(716)	(478)

	$9,877	$9,526	$(6,855)

11. MINERAL LEASE RIGHTS

The Company’s coal reserves are controlled through leasing arrangements. Amounts paid to acquire such lease rights are capitalized and depleted over the life of those reserves that are proven and probable. Depletion of coal lease rights is computed using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature (original terms range from 10 to 20 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. Accumulated depletion for mineral lease rights was $86.4 million and $74.1 million at December 31, 2003 and 2002, respectively.

Depletion expense related to mineral lease rights was $13.0 million, $12.9 million and $12.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Estimated depletion expense of mineral lease rights during the next five years is as follows (in thousands):

Year ended December 31:
2004	$12,855
2005	12,378
2006	12,363
2007	12,443
2008	11,799

Consistent with common practices in extractive industries, the Company has historically classified mineral lease rights in the same manner as the coal it owns in fee. The Company and others in extractive industries have historically taken the position that rights under such long-term mineral leases are the functional equivalent of fee ownership of the underlying coal because the lessee has the exclusive right to extract the coal during the term of the lease and because the lessee owns the extracted coal in fee. At its March 2004 meeting, the Emerging Issues Task Force (EITF) of the FASB is expected to discuss Issue 03-O, Whether Mineral Rights Are Tangible or Intangible Assets. Depending on the EITF’s resolution of this issue, the Company may be required to change the classification of its mineral lease rights.